                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                ---------------

                                AMENDMENT NO. 6
                                      TO
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)



                              AST RESEARCH, INC.

                             (Name of the Issuer)


                         SAMSUNG ELECTRONICS CO., LTD.

                              AST RESEARCH, INC.

                      (Name of Persons Filing Statement)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)

                        (Title of Class of Securities)


                                   001907104

                     (CUSIP Number of Class of Securities)

                                ---------------


            Jae Chang Lee, Esq.                  Randall G. Wick, Esq.
       Samsung Electronics Co., Ltd.              AST Research, Inc.
           Samsung Main Building                  16215 Alton Parkway
     250, 2-Ka, Taepyung-Ro, Chung-Ku          Irvine, California  92718
           Seoul, Korea  100-742                    (714) 727-7777
             011-82-2-727-7100

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                  COPIES TO:


   Thomas D. Magill, Esq.                Henry Lesser, Esq.                    Gary J. Singer, Esq.
 Gibson, Dunn & Crutcher LLP             Irell & Manella LLP                   O'Melveny & Myers LLP
Jamboree Center, 4 Park Plaza     333 South Hope Street, Suite 3300      616 Newport Center Drive, Suite 1700
  Irvine, California  92614        Los Angeles, California  90071         Newport Beach, California  92660
       (714) 451-3800                      (213) 620-1555                         (714) 760-9600

     This Amendment No. 6 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 dated April 21, 1997 (the "Schedule 13E-3") of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), and AST Research, Inc., a Delaware corporation (the "Company"), filed in connection with the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 13E-3.

Item 4.   TERMS OF THE TRANSACTION

     Item 4(a) is hereby amended and supplemented by addition of the following information thereto:

     On July 22, 1997, Purchaser issued a press release announcing that the Offer has been extended in order to allow additional time for the receipt of the required approvals by the government of the Republic of Korea. All other government approvals have been obtained. The Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on Friday, August 8, 1997, unless further extended.

     A copy of the press release issued by Purchaser is filed as Exhibit (a)(13) to Purchaser's Tender Offer Statement on Schedule 14D-1 dated April 21, 1997, as amended (the "Schedule 14D-1"), and is incorporated herein by reference.

Item 17.  MATERIAL TO BE FILED AS EXHIBITS

     Item 17 is hereby amended and supplemented by addition of the following exhibit thereto:

       (d)(13) Press release, dated July 22, 1997, issued by Purchaser (incorporated herein by reference to Exhibit (a)(13) to the Schedule 14D-1.)

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     AST RESEARCH, INC.

                                     By:     /s/ Koon Shik Choi
                                             ------------------
                                     Name:   Koon Shik Choi
                                     Title:  Chief Financial Officer

                                     SAMSUNG ELECTRONICS CO., LTD.

                                     By:     /s/ Jae Chang Lee
                                             -----------------
                                     Name:   Jae Chang Lee
                                     Title:  Director/General Legal Counsel


Dated:  July 22, 1997

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.            Description of Exhibit
-----------            ----------------------
(d)(13)                Press release, dated July 22, 1997, issued by
                       Purchaser (incorporated herein by reference to Exhibit (a)(13) to the Schedule 14D-1.)